Exhibit (a)(8)

Notice of Acceptance

[TO BE SENT TO PARTICIPATING OPTION HOLDERS

UPON ACCEPTANCE OF OPTIONS TENDERED FOR EXCHANGE]

Subject: Notice of Acceptance

This message confirms that on             , 2003*, Cree, Inc. accepted for exchange and canceled all eligible options held by eligible employees who properly elected to participate in the option exchange program and the offer (the “Offer”) described in Cree’s Offer to Exchange dated March 17, 2003. For each canceled option you held, Cree will grant you a new option to purchase shares, on or after             , 2003**, in accordance with the Offer and subject to your continued employment with Cree and the other conditions set forth in the Offer to Exchange. Cree is mailing to your home address, for each canceled option you held, a Promise to Grant Stock Option that confirms the cancellation of the option and the number of shares and certain other terms of the new option to be granted in exchange.

If you have any questions about this message, please contact the Stock Plan Help Desk by telephone at (919) 313-5800, by email addressed to stockplan_helpdesk@cree.com, or by mail addressed to Stock Plan Administrator, Cree, Inc., 4600 Silicon Drive, Building 10, Durham, NC 27703.

* Expected to be April 12, 2003 unless the offer is extended.

* Expected to be October 13, 2003 if the tendered options are accepted for exchange and canceled April 12, 2003.